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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   February 2006            File No.    0-30720

Radius Gold Inc.

(Name of Registrant)

355 Burrard Street, Suite 830, Vancouver, British Columbia, Canada V6C 2G8

(Address of principal executive offices)

1.

News Release dated December 5, 2005

2.

News Release dated January 12, 2006

3.

News Release dated February 22, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Radius Gold Inc.

(Registrant)

Dated: June 5, 2006	By: /s/ Simon Ridgway Simon Ridgway President and Director

news release

NR RGI 8  December 5, 2005

Radius Options Amatista Epithermal Gold-Silver Project, Mexico

Vancouver, December 5, 2005: Simon Ridgway, President of Radius Gold (“Radius”) is pleased to announce that its 100% owned Mexican subsidiary Geometales del Norte S.A. de C.V. (“Geometales”) has acquired the right to earn a 100% interest in the Amatista epithermal gold-silver project, a 13,735 ha mineral exploration property within the historic mining area of San Francisco, located 29km SE of the Nayarit State capital, Tepic in Mexico.

The property covers 18 abandoned mine workings dating from Spanish colonial times which are aligned along a northwest-southeast trending belt over a distance of 10km and up to 3km wide northeast to southwest. The mines exploited low-sulfidation epithermal quartz veins, stockworks and breccias, hosted by Tertiary rhyolite ignimbrite within the Tepic-Chapala Graben.

A study was completed in 1983 by Consejo de Recursos Minerales (Mexican Geological Survey) on 14 of the old mine workings. The mine which was most extensively sampled (98 samples from five levels) during this study returned grades of 0.1 to 22.4 g/t Au and 11.3 to 1300.0 g/t Ag over widths from 0.8m to 1.7m along a strike length of 320m, a vertical distance of 145m, with an average grade of 7.95 g/t Au and 284 g/t over 0.80m (Evaluación Geológica-Minera Preliminar del Área de San Francisco, Mpios. De Compostela y San Pedro Lagunillas en el Estado de Nayarit by Cedillo Calvillo Roberto, 1983; CRM ref: 1883CECR0001). The reader is cautioned that Radius has not independently verified these grades.

Inspection of some of this sampling by Radius’ geologists suggests that only the massive parts of the mineralized structures were sampled, and potential exists to expand the width of the gold-silver mineralisation by including parallel veins, and the adjacent stockwork and breccia zones. Additionally, several areas were identified where quartz stringers and narrow veins at surface which were not exploited may lie above wider mineralized zones.

No geophysical surveys, soil surveys or drilling have ever been completed on the property.

Geometales can earn 100% of the property by making staged cash and share payments over three years totaling $425,000 and issuing 200,000 common shares of Radius Gold Inc., and by incurring expenditures totaling $1.75-million, of which $250,000 must be spent in the first year. The owner will retain a 2% NSR, which may be purchased for $2.0-million. All amounts are in US dollars.

Mineralization consists of native gold, electrum, silver sulfides and manganese and iron oxides within steeply-dipping, quartz ± amethyst veins up to 1.8m wide, and adjacent stringers, stockworks and breccias. Minor pyrite, chalcopyrite and galena are present locally. A thin layer of post-mineralization basalt covers the area locally, with alteration and mineralization emerging from beneath these cover rocks. Some of the veins have been traced continuously over approximately 300m along strike and over vertical distances of up to 250m.

In addition to the high grade gold-silver veins, the property shows potential for stringer and disseminated mineralization within broad zones of stockwork and breccia. Bladed quartz after calcite or barite is present locally, indicating preservation of the upper part of the epithermal system where boiling occurred, and which is typically above bonanza-grade mineralization.

Background

The project area is 4km from the town of Compostela. The area has a long mining history, and was founded in 1543 as the capital of the Spanish colony of Nueva Galicia due to the many mines in the area. During the 1930s, reports suggest that several of the mines work worked at a rate of 10t/day, but no production numbers are available.

Infrastructure and access to the project are excellent. Paved highways and electric power lines pass within 4km of the western boundary, and within 1km of the southern boundary of the property. An operating railway line crosses the NW corner of the property. A gravel road provides access to the center of the property where most of the old mines are located. Water is available year round on the property.

Qualified Person

Nancy Reardon M.Sc., P.Geol. is the Qualified Person as defined in NI 43-101 responsible for verifying that the historical sampling results presented in this press release have been accurately summarized from data available from the Consejo de Recursos Minerales and the Universidad Autonoma de San Luis Potosi. Radius has not independently verified the assay results.

For further information on Radius Gold Inc., please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

“signed”

Simon Ridgway,

President

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.3-million

news release

NR RGI 1  January 12, 2006

Radius Reviews 2005 Exploration Results and Looks Forward to 2006

Vancouver:   Simon Ridgway, the President of Radius Gold Inc, is pleased to provide a review of the Company’s gold exploration programs in Central America and Mexico during 2005 and to present Radius’s plans for the coming field season.

Radius has an exciting portfolio of gold-silver exploration projects in Nicaragua, Guatemala and Mexico. During 2005, the Company intensively explored the 50km2 San Pedro gold project in central Nicaragua, which is now at a drill-ready stage, and continued its regional exploration and target generation in the central and northeastern parts of the country. Radius’s geologists also started exploring in southern Mexico, applying regional and property-scale techniques which have proven successful in Guatemala and Nicaragua to its programs there. Through the efforts of its joint venture partners, the Natividad and San Ramon projects in Nicaragua, and the Banderas project in eastern Guatemala were drill tested.

In the first half of 2006, drilling will resume on existing and new targets at the Natividad project, where Meridian Gold is actively exploring the 250,000ha concession package it optioned from Radius in 2004. Drilling is also planned for the Amatista project in Mexico, the Nuevo Guinea and the San Pedro properties in Nicaragua, and the Banderas property in Guatemala. An aggressive programme of regional project generation will continue in Mexico and Nicaragua.

Natividad Joint Venture, Nicaragua

Joint venture partner Meridian Gold will pursue an aggressive second-round drill programme at Natividad in the first half of 2006. Their first round of drilling identified two mineralized shoots on the Pavon North and Ahumada zones, and intersected a broad zone of stockwork-style and fissure vein mineralization at the south end of the Brisas zone (results for the first Meridian drill program were reported in Radius News Release dated July 25, 2005.) The second-round drill program will aim to expand the known high-grade shoots, explore the Pavon North and Las Brisas veins for better mineralization at deeper levels than were tested last year, and test new zones discovered from the on-going regional work within the joint venture area.

An interpretation of the magnetic and radiometric data from the airborne geophysical survey flown in 2005, in conjunction with prospecting and geological mapping in areas with strong stream sediment gold geochemisty, has identified several new gold occurrences along the 70km Natividad structural zone. Evaluation of these new zones to identify potential drill targets will continue early in 2006. Exploration to date has shown that a large, robust gold system is present at the Natividad project and the joint venture parties remain committed to the project’s development.

San Pedro gold project, Nicaragua

Radius has discovered five main zones of gold mineralization at the San Pedro project within a 12km by 4km area. Low-sulfidation epithermal veins are hosted by what is interpreted to be an eroded caldera cut by major regional extension structures and associated with a prospective bimodal suite of felsic domes and basalt plugs and flows. Trenching has returned results ranging from trace up to 13.8g/t Au over 8.4m (Buena Vista Zone) and soil sampling has outlined extensive gold anomalies within the 50km2 project area. Geological mapping shows that the veins and anomalous soil geochemistry are mostly in areas underlain by lithic tuff, with large areas of interpreted post-mineral basalt flows possibly masking additional mineralization. Maps showing the main areas of mineralization can be found on the Radius website (www.radiusgold.com).

In May, a single fence of holes was drilled across 300m of the northernmost PM Zone.  Although stockwork bulk-mineable gold mineralization between the main vein structures was not discovered, the drilling did intersect several narrow but high-grade veins with gold results of 1.5m @ 17.5 g/t Au in hole SPDH-09 and 5.5m @ 5.5 g/t Au in hole SPDH-10. Because of poor core recovery, these results are qualitative and additional drilling using a larger rig is planned on these structures. The mineralized outcrop and gold-in-soil anomaly at the PM zone is roughly 2.5 km long, so most of the zone remains untested. Radius is in the process of obtaining government and community approval for a second phase of drilling, planned for February 2006. Hand trenching has been done on most of the zones. Highlights of recent trench results include:

Trench	Au g/t	Interval (m)
Buena Vista Zone
BV-1	13.8	8.4
Includes	61.2	1.1
BV-5	3.0	4.0
Includes	7.1	1.0
BV-6	1.1	2.4
and	1.6	2.7
and	1.5	2.8
BV-7	13.4	2.4
BV-8	1.6	9.0
Includes	2.3	4.7
BV-9a	74.8	0.5
BV-9b	16.5	0.3

Las Minas Zone
LM-3	68.9	0.3
Dyke Zone
TRDK-01	3.8	4.0
Includes	6.5	2.0
TRDK-02	4.8	2.4
Felix Zone
TRF-1	4.6	2.8

Exploration within the San Pedro region has discovered several gold mineralized veins associated with rhyolite domes in a 2km by 4km zone at Ubu Norte, 40km to the west.  Chip sampling has returned values of 5.8g/t Au over 6m and grab sample values from trace up to 33g/t Au. Only limited exploration has been done here and the zone is open to the northeast.

The Company is seeking a joint venture partner to carry out an extensive drill program at the San Pedro property and continue exploring the region.

Nueva Guinea Gold Project, Nicaragua

In September 2004, Radius announced the discovery of an epithermal gold system at Nueva Guinea in southeast Nicaragua. Highlights of Radius’s historic work at Nueva Guinea include channel sample TNG-01 which returned a high grade core of 14.3g/t over 4m within an broader interval of 9m grading 7.0g/t Au (originally reported in News Release dated September 7, 2004).

Radius’s field teams discovered two mineralized areas - Jerusalen and Jengibre - which are roughly 20km apart. The Jerusalen area consists of a series of northwest-trending veins occurring in a zone approximately 2.5km x 2.5km and open along strike and to the northeast. A large NW- SE-trending siliceous structure, traceable for over 1200m, cuts across the centre of the Jerusalen area. Reconnaissance panel samples, which represent a 10m by 10m area, have returned up to 3.7g/t Au.  Initial soil sampling lines over the area highlighted other anomalies which have yet to be followed-up. In the Jengibre area, several float trails over an area of 1km by 2km returned grab sample results grading up to 5g/t Au.

An intensive exploration programme of prospecting, soil sampling, and ground magnetics and VLF will commence at the Nuevo Guinea project in January 2006. The objectives are to identify the potential size of the Nueva Guinea system and to define drill targets for testing in the second quarter of the year.

Amatista Gold-Silver Project, Mexico

Radius optioned the Amatista gold-silver project in November 2005. The Company is currently sampling and mapping the known mineralization, and exploring an adjacent 12,000ha license. The property covers 18 abandoned mine workings dating from Spanish colonial times which are aligned along a northwest-southeast trending belt over a distance of 10km and up to 3km wide northeast to southwest. The mines exploited low-sulfidation epithermal quartz veins, stockworks and breccias.

The objective of Radius’s work over the main zone is to map the structures and alteration and distribution of gold mineralization in detail and identify targets for diamond drilling. Reconnaissance exploration of the license to the south has discovered quartz veining and breccias, with sample results pending. The following work has been completed:

1.

the access road has been rehabilitated giving access to the historic workings of the San Francisco mining camp;

2.

84 stream sediment samples have been collected to complete the regional geochemical program targeting all the drainages within the project claim area;

3.

a total of 242 rock samples have been collected from the property representing a combination of prospecting and mine evaluation samples;

4.

two new prospects - La Torre and Tia Marichina – were discovered on the reconnaissance license late last year; assay results from Radius’s sampling are pending.

It is anticipated that a drill program will commence on the Amatista project in the spring of 2006.

Mexican Reconnaissance and Property Submittals

Radius is exploring a new discovery of a large alteration zone in volcanic rocks overlying units that host several Au-Ag prospects and active projects. First-pass exploration has returned anomalous gold-in-stream sediment values and low grade to anomalous rock sample results, and one float sample returned 2940ppb Au and 568 g/t Ag, from a large targeted area. A second phase of exploration will commence in January. Radius is committed to an on-going programme of reconnaissance exploration in southern Mexico, using simple but effective methods that have proven successful in the Company’s regional exploration elsewhere in Central America. Radius’s geologists are also assessing several properties submitted in late 2005 as potential acquisitions or joint ventures.

Banderas Joint Venture, Guatemala

A drill program of ten holes was conducted at the Banderas property late in 2005 by Radius’s joint venture partner Glamis Gold Inc. A full report on the program and plans for the further exploration of this project is awaited. However it has been verbally reported to Management that no significant intersections were encountered in the latest program.

The Tambor Joint Venture, Guatemala

The Tambor gold project, which was originally drilled by Goldfields during 2004, was held under option by Fortuna Silver Mines Inc (“Fortuna”) throughout much of 2005. Fortuna were planning an extensive program of underground exploration to define the high grade gold mineralization at Tambor, but instead focused most of their efforts on bringing the Caylloma silver mine in Peru back into production. Fortuna has informed Radius that it will not be pursuing the option agreement over Tambor and Radius’s management is currently considering other options, including finding a new joint venture partner, to advance the project. The Tambor project hosts a NI43-101 compliant indicated resource of 456,000 tonnes at 3.94 g/t Au containing 57,800 ounces of gold, and an inferred resource of 2.574-million tonnes at 2.64 g/t Au containing 216,200 ounces of gold (previously reported in News Release dated December 10, 2003.) The resource was calculated by Chlumsky, Armbrust and Meyer LLC (“CAM”) of Lakewood, Colorado (see QP statement below). A copy of the report is posted on SEDAR under Radius Explorations (www.sedar.com).

Qualified Person

The CAM report on the Tambor project serves as an independent report prepared by a Qualified Person as defined by NI43-101 and the companion policy NI43-101CP. The definitions of indicated and inferred resources conform to CIM guidelines as defined in CIM Standards on the Mineral Resources and Reserves Definitions and Guidelines, dated August 20, 2000. George Armbrust, PhD, a consulting geologist and a Registered Geologist with the State of Wyoming (PG-2903) is the QP responsible for the preparation of the technical report.

Nancy Reardon, M.Sc., P.Geol. was the Qualified Person as defined in NI 43-101 responsible for overseeing the design and execution of the Mexican exploration programs, and for ensuring that the San Pedro exploration results are an accurate summary of the internal Radius exploration reports.

Mr. Harmen Keyser, P.Geol., a Director of Radius, is the Qualified Person as defined in NI 43-101, responsible for verifying that the sample results from Nueva Guinea presented in this press release were accurately summarized from the data originally provided to the Company from the field teams in 2004.

For further information on Radius Gold Inc., please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

“signed”

Simon Ridgway,

President

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.3-million

news release

NR RGI 2  February 22, 2006

Stock Options

Vancouver:   Radius Gold Inc. announces that it has granted incentive stock options to directors and officers of the Company to purchase up to an aggregate of 1,810,000 shares exercisable for five years at a price of $0.70 per share.  The Company has also cancelled existing stock options to purchase a total of 866,665 shares.

For further information on Radius Gold Inc., please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

“signed”

Simon Ridgway,

President

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.3-million